Exhibit 17.2

Resignation Notice from Larry Sanders

June 23, 2011

To the Board of Directors of Lantronix, Inc. (the "Company"):

I hereby formally notify you of my resignation from the Board of Directors of the Company effective June 24th, at the close of the business day. As discussed with the Board, my primary reason for resigning is my good faith but fundamental differences of view regarding the future operations of the Company from that of my fellow director and major shareholder of the Company, Bernhard Bruscha.

/s/ Larry Sanders Larry Sanders